                             LEGAL & COMPLIANCE, LLC

LAURA ANTHONY, ESQUIRE
STUART REED, ESQUIRE                                 WWW.LEGALANDCOMPLIANCE.COM
      OF COUNSEL
                                                     DIRECT E-MAIL:
                                                     LAURAANTHONYPA@AOL.COM


                                December 23, 2009

VIA ELECTRONIC EDGAR FILING

Jan Woo, Staff Attorney
Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549

     Re:   SunGame Corporation
           Amendment No. 3 to Registration Statement on Form S-1
           Filed December 4, 2009
           File No. 333-158946

Dear Ms. Woo:

     We have electronically filed herewith on behalf of SunGame Corporation (the "Registrant") Amendment No. 4 to the above-referenced Registration Statement. The Amendment No. 4 is marked with R tags to show changes made from the previous filings. In addition, we have included a narrative response herein. We trust you shall deem Amendment No. 4 and the contents of this transmittal letter responsive to your comment letter dated December 18, 2009.

GENERAL NOTE FROM REGISTRANT

     The registrant has determined to cancel its plans to register and sell shares of the Company directly at this time and instead to only register shares for re-sale by the selling shareholders. The entire registration statement has been amended accordingly.

COMMENT RESPONSES:

CALCULATION OF REGISTRATION FEE

     COMMENT 1. IT APPEARS THAT THE REGISTRATION FEE TABLE REFERENCES FOOTNOTES 4 AND 5 WHICH ARE NOT INCLUDED IN THE TABLE. PLEASE REVISE.

     Our Response: Amendment No. 4 reflects the requested change.

ITEM 7.  SELLING SECURITY HOLDER, PAGE 19

     COMMENT 2. PLEASE REVISE THE TABLE TO INCLUDE A TOTAL AMOUNT OF SHARES IN EACH COLUMN.

     Response: Amendment No. 4 reflects the requested changes.


         330 CLEMATIS STREET, #217 O WEST PALM BEACH, FLORIDA - 33401 -
                     PHONE: 561-514-0936 - FAX 561-514-0832

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Securities and Exchange Commission
Division of Corporation Finance
December 23, 2009
Page 2


NOTES TO FINANCIAL STATEMENTS

NOTE 7.  STOCKHOLDER'S DEFICIENCY

COMMON STOCK, PAGE F-9

     COMMENT 3. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 10. IN YOUR RESPONSE YOU INDICATE THAT "THE COMPANY IS PERFECTLY FREE TO ISSUE OR SELL ITS TOCK AT ANY PRICE IT PLEASES, SO LONG AS THE CORRESPONDING CONSIDERATION IS ACCOUNTED FOR." HOWEVER, WE NOTE THAT IN SEPTEMBER 2008 YOU ISSUED 1,373,000 SHARES OF RESTRICTED COMMON STOCK TO A DIRECTOR AND IN OCTOBER 2008 YOU ISSUED 4,123,500 SHARES OF RESTRICTED COMMON STOCK TO ADVERSOR, A COMPANY OWED BY GUY ROBERT, AN EMPLOYEE OF SUNGAME CORPORATION, IN EXCHANGE FOR CONSULTING SERVICES TO SETTLE $775,000 OF THE COMPANY'S OUTSTANDING ACCOUNTS PAYABLE OWED TO AN UNRELATED THIRD PARTY. THIS RESULTED IN SHARE ISSUANCE PRICES OF $0.10 AND $0.188 PER SHARE, RESPECTIVELY, AS DISCLOSED ON PAGE F-10 IN YOUR REGISTRATION STATEMENT. IN OCTOBER 2008 YOU ISSUED SHARES OF RESTRICTED COMMON STOCK FOR CASH TO A THIRD PARTY FOR $0.24 PER SHARE. AS A RESULT OF THESE ISSUANCES OCCURRING AROUND THE SAME TIME FRAME, IT IS NOT CLEAR FROM YOUR DISCLOSURE ON YOUR RESPONSE HOW YOU DETERMINED THAT THE ISSUANCE OF RESTRICTED COMMON STOCK TO YOUR DIRECTOR AND ADVERSOR WAS AT FAIR VALUE GIVEN THE EVIDENCE OF THE CASH SALE. IN THIS REGARD, WHILE YOU ARE FREE TO ISSUE OR SELL STOCK AT ANY PRICES, IT IS NOT CLEAR WHETHER YOU HAVE ACCOUNTED FOR THE CORRESPONDING CONSIDERATION ACCURATELY GIVEN THE FACT THAT THESE ISSUANCES WERE TO RELATED PARTIES. AS A RESULT, CLARIFY WHY YOU BELIEVE THAT ADDITIONAL STOCK-BASED COMPENSATION EXPENSE SHOULD NOT BE RECORDED FOR THE SHARES ISSUED TO YORU DIRECTOR AND ADVERSOR AND CLARIFY WHAT FACTORS OR INTERVENING EVENTS WITHIN THE COMPANY OCCURRED THAT RESULTED IN AN INCREASE IN THE FAIR VALUE OF YOUR STOCK PRICE FROM $0.10 A SHARE IN SEPTEMBER 2008 TO $0.24 A SHARE IN OCTOBER 2008.

     Response:   In the Company's previous response to the Staff's previous comment 14 in its August 26, 2009 comment letter, the Company set forth the following:

"The underlying value of the shares issued to Adversor, Inc. was determined as follows: In 2007 the Company pursuant to a specific contract with a non-related party was provided with software development services valued at $775,000. The Company did not have the cash to pay for the services, so Adversor, Inc. performed consulting services for the non-related party to satisfy the $775,000 debt. The Company then settled the corresponding $775,000 debt to Adversor, Inc. for 4,123,500 shares of common stock. The stock was valued at the original contract price with the non-related party. The stock to Mr. Goss was valued at the contract price of the services provided of $137,300. This amount represented approximately 1,000 hours of software consulting work at $130 per hour. The Company would like to note that the per share fair value measurements of both the Adversor and Goss issuances were higher than that of an issuance to a non-related party around the same period (902,000 shares for $50,000)."

Regarding the Staff's current comment 3, and the Staff's apparent concern with fair value recording due to the related party nature of the Goss and Adversor issuances, the Company notes that it has previously addressed this matter by pointing out that the per share fair value measurements of both the Adversor and Goss issuances were higher than that of an issuance to a non-related party around the same period (902,000 shares for $50,000) - see the last sentence in the paragraph above. In addition, both these issuances were made prior to any cash sales with fair value based on the contractual information relevant at the

         330 CLEMATIS STREET, #217 O WEST PALM BEACH, FLORIDA - 33401 -
                     PHONE: 561-514-0936 - FAX 561-514-0832

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Securities and Exchange Commission
Division of Corporation Finance
December 23, 2009
Page 3


time, with fair value recorded in the Adversor case based on a contract negotiated in 2007 with a non-related party, and in the Goss case based on an agreed upon hourly rate. The valuations of the Adversor and Goss issuances differ in nature from the cash sales in October 2009, in that the Adversor and Goss issuances were made pursuant to contracts undertaken to allow the Company to develop a functional, and hopefully revenue producing software product, and for work performed on that project over a period of time. The cash sales to investors were made after the initial software platform functionality in the Company's estimation had been established, and were made to provide capital for further refinement and improvement. We note the Staff's line of inquiry regarding what the Staff characterizes as an "increase in fair value" from September 2009 and October 2009. The Company notes that on various stock exchanges large changes in stock value often occur during the same week or even day for a variety of reasons. Therefore, the month in elapsed time between September and October 2009 is not particularly relevant to this discussion. The Company recorded the Adversor and Goss stock issuances at reasonable valuations based on the relevant information available to it (contractual agreements) at the time of issuance. The Company is not required to make backward hindsight adjustments based on subsequent stock issuances. Therefore, the Company believes the Adversor and Goss issuances have been fairly recorded as stated.

H. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 37

RESULTS OF OPERATIONS, PAGE 37

     COMMENT 4. PLEASE DISCUSS IN THE RESULTS OF OPERATIONS SECTION HOW THE COMPANY GENERATED $25,000 IN MISCELLANEOUS INCOME DURING THE 3 MONTHS ENDED SEPTEMBER 30, 2009 AS DISCLOSED IN THE FINANCIAL STATEMENTS. IN THIS REGARD, WE NOTE YOUR DISCLOSURE THAT THE COMPANY DID NOT RECOGNIZE REVENUES FROM OPERATIONAL ACTIVITIES DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2009. EXPLAIN WHETHER YOU EXPECT TO CONTINUE TO GENERATE REVENUES FROM THIS SOURCE.

     Response: Amendment No. 4 reflects the requested change and in particular, that the $25,000 revenue was a non-recurring item resulting in the sale of 3D objects to an unrelated third party.

ITEM 17.  UNDERTAKINGS, PAGE 51

     COMMENT 5. IN RESPONSE TO PRIOR COMMENT 13, WE NOTE THAT YOU DELETED THE UNDERTAKING RELATING TO RULE 430A BUT DID NOT INCLUDE THE UNDERTAKING IN ITEM 512(A)(5)(II) OF REGULATION S-K RELATING TO RULE 430C. PLEASE REVISE OR TELL US WHY YOU BELIEVE THIS UNDERTAKING IS NOT REQUIRED.

     Response: Amendment No. 4 has been amended to add the undertaking in Item 512(a)(5)(ii).

EXHIBIT 5.1

     COMMENT 6. WE NOTE THAT YOUR LEGALITY OPINION BY COUNSEL INDICATES THAT YOU ARE REGISTERING UP TO 1,500,000 SHARES OF THE COMPANY'S COMMON STOCK BUT THE REGISTRATION STATEMENT INDICATES THAT YOU ARE REGISTERING 1,000,000 SHARES OF COMMON STOCK AS PART OF THE UNITES THAT YOU ARE ALSO OFFERING. PLEASE REVISE THE OPINION SO IT IS CONSISTENT WITH THE NUMBER OF SHARES BEING REGISTERED IN THE FILING.

     Response: Please see revised opinion.

         330 CLEMATIS STREET, #217 O WEST PALM BEACH, FLORIDA - 33401 -
                     PHONE: 561-514-0936 - FAX 561-514-0832

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Securities and Exchange Commission
Division of Corporation Finance
December 23, 2009
Page 4



Legal & Compliance, LLC



By: /s/ Laura Anthony
   -----------------------------
    Laura Anthony, Esq.








         330 CLEMATIS STREET, #217 O WEST PALM BEACH, FLORIDA - 33401 -
                     PHONE: 561-514-0936 - FAX 561-514-0832